Form 51-102F3

MATERIAL CHANGE REPORT

Item 1. Name & Address of Company

 EMX ROYALTY CORPORATION ("EMX" or the "Company")

 Suite 501 - 543 Granville Street

 Vancouver, British Columbia

 V6C 1X8

Item 2. Date of Material Change

 June 30, 2021

Item 3. News Release

A news release dated June 30, 2021, was disseminated through the facilities of Newsfile Corp. and filed on SEDAR at www.sedar.com on June 30, 2021.

Item 4. Summary of Material Change

EMX announced results of the Annual General Meeting of Shareholders, and the appointment of Ms. Sunny Lowe and Mr. Henrik Lundin to the Company's Board of Directors effective June 30, 2021.

Item 5. Full Description of Material Change

 Item 5.1 Full Description of Material Change

See attached news release.

 Item 5.2 Disclosure for Restructuring Transactions

 Not applicable

Item 6. Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 None.

Item 8. Executive Officer

Rocio Echegaray, Corporate Secretary

Phone:  604-688-6390

Email:  rocio@EMXRoyalty.com

Item 9. Date of Report:

 July 7, 2021

NEWS RELEASE

EMX Royalty Announces AGM Results and Appointment of New Directors

Vancouver, British Columbia, June 30, 2021 ((NYSE American: EMX; TSX Venture: EMX; Frankfurt: 6E9) - EMX Royalty Corporation (the "Company" or "EMX") is pleased to report that all proposed resolutions were approved at the Company's Annual General Meeting of shareholders held on June 30, 2021, in Vancouver, British Columbia (the "Meeting").  The number of directors was set at 7 and all director nominees, as listed in the Management Information Circular dated May 11, 2021 (the "Information Circular"), were elected as directors of the Company at the Meeting to serve for a one-year term and hold office until the next annual meeting of shareholders.  According to the proxy votes received from shareholders, the results were as follows:

Director	Votes FOR	Votes WITHHELD
Brian E. Bayley	96.83%	3.17%
David M. Cole	99.72%	0.28%
Brian K. Levet	99.66%	0.34%
Sunny Lowe	99.65%	0.35%
Henrik Lundin	99.66%	0.34%
Larry M. Okada	99.66%	0.34%
Michael D. Winn	99.69%	0.31%

Shareholders voted 99.72% in favour of setting the number of directors at seven, 99.69% in favour of appointing Davidson & Company LLP, Chartered Accountants as auditors, and 96.47% in favour of approving and ratifying the Company's Stock Option Plan.

Voting results for all resolutions noted above are reported in the Report on Voting Results as filed under the Company's SEDAR profile on June 30, 2021.

Corporate Update

The Company is pleased to welcome Sunny Lowe and Henrik Lundin to EMX's Board of Directors with immediate effect following shareholder approval at the AGM.

Ms. Sunny Lowe - Ms. Lowe is a CPA and CA with more than 20 years of finance, international tax and risk management experience mostly spent in the mining sector. Ms. Lowe is currently the Chief Financial Officer of INV Metals Inc., an international mineral resource company focused on the acquisition, exploration and development of precious and base metal projects in Ecuador. Prior to joining INV Metals, Ms. Lowe was with Kinross Gold Corporation, first as Vice President, Internal Audit & Enterprise Risk Management, and then as Vice President, Finance, overseeing the company's External Financial Reporting and Corporate Controllership functions. Ms. Lowe also worked at Inmet Mining Corporation where she held leadership roles across functions including Enterprise Risk Management, Global Taxation & Compliance, and Business Systems & Controls. Ms. Lowe obtained her CPA, CA designation while working at Ernst & Young LLP and an MBA from the Schulich School of Business.

Mr. Henrik Lundin - Mr. Lundin has considerable global experience in the natural resource sector.  He has a particularly strong understanding of the technical and business aspects of the oil and gas industry.  Currently Mr. Lundin is the Chairman of Gold Line Resources Ltd., a Fennoscandia focused gold exploration company, as well as a Senior Reservoir Engineer at Lundin Energy AB. Formerly, Mr. Lundin held the position of COO of TAG Oil Ltd and was responsible for the global operations and led the farm-in/farm-out processes in Australia and New Zealand. Mr. Lundin is a Swedish citizen and has a B.Sc. Petroleum Engineering degree from the Colorado School of Mines in Golden, Colorado.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.eurasianminerals.com

About EMX. EMX is a precious, base and battery metals royalty company. EMX's investors are provided with discovery, development, and commodity price optionality, while limiting exposure to risks inherent to operating companies. The Company's common shares are listed on the NYSE American Exchange and TSX Venture Exchange under the symbol EMX. Please see www.EMXroyalty.com for more information.

For further information contact:

David M. Cole President and Chief Executive Officer Phone: (303) 979-6666 Dave@EMXroyalty.com	Scott Close Director of Investor Relations Phone: (303) 973-8585 SClose@EMXroyalty.com	Isabel Belger Investor Relations (Europe) Phone: +49 178 4909039 Ibelger@EMXroyalty.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain "forward looking statements" that reflect the Company's current expectations and projections about its future results. These forward-looking statements may include statements regarding perceived merit of properties, exploration results and budgets, mineral reserves and resource estimates, work programs, capital expenditures, timelines, strategic plans, market prices for precious and base metal, or other statements that are not statements of fact. When used in this news release, words such as "estimate," "intend," "expect," "anticipate," "will", "believe", "potential", "upside" and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company's future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause the Company's actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein.  Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company's MD&A for the year ended December 31, 2020 (the "MD&A"), and the most recently filed Annual Information Form (the "AIF") for the year ended December 31, 2020, actual events may differ materially from current expectations.  More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC's EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada Tel: (604) 688-6390 Fax: (604) 688-1157 www.eurasianminerals.com